Exhibit 99.1

KODAK ANNOUNCES EXCHANGE PROGRAM FOR EMPLOYEE STOCK OPTIONS

ROCHESTER, N.Y., November 30 - Eastman Kodak Company announced today it will offer its employees an opportunity to exchange current stock options for proportionately fewer new options. These new options will be priced based on the company's stock price at the time they are issued in the third quarter of 2002.

     The company will hold a special meeting of shareholders early next year to approve the program. If approved by shareholders, employees will receive an enrollment package with details about the voluntary exchange.

     The option exchange applies to all outstanding options held by employees, including the two all-employees grants made in 1998 and 2000, with respective grant prices of $65.91 and $53.94. The six highest-ranking officers of the company, however, are excluded from participating in the exchange program. About 61,000 current employees hold about 33 million options.

     "When we issued these options, our intention was to provide people with performance-based rewards that recognize and provide an incentive to employees," said Daniel A. Carp, Kodak's Chairman and Chief Executive Officer. "In keeping with our recently announced business realignment, which is designed to help drive profitable growth, we want to establish new performance incentives for employees. This option exchange program provides a fresh start by putting reward and recognition back on an even footing."

     To participate, eligible employees will have to make an election early next year and new options will be issued six months later, during the third quarter of 2002. Using black scholes valuation techniques, options will be exchanged at different rates, depending on the value of the original options. While some will be exchanged on a one-for-one basis, in most cases, the employee will exchange two or three existing options for a single new one. The program is structured to comply with the Financial Standards Accounting Board guidelines in order to achieve the same accounting treatment as the original option grants.

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Kodak has not filed or distributed its proxy statement in connection with the special meeting of shareholders to approve certain plan amendments necessary for the option exchange offer to be made. Kodak's proxy statement will contain important information regarding the proposals related to this exchange and should be read carefully by shareholders prior to voting. Kodak has not commenced the exchange offer referred to in this communication, and will not unless the shareholders approve related proposals at a special meeting to be held in January 2002. At the time the exchange offer is commenced, Kodak will provide optionholders who are eligible to participate in the exchange offer with written materials explaining the precise terms and timing of the exchange offer. Persons who are eligible to participate in the exchange offer should read these written materials carefully when they become available because they contain important information about the exchange offer. Kodak will also file the written materials relating to the exchange offer with the Securities and Exchange Commission as part of a tender offer statement upon the commencement of the exchange offer. Kodak's stockholders and optionholders will be able to obtain these written materials and other documents filed by Kodak with the Securities and Exchange Commission free of charge from the Securities and Exchange Commission's website at www.sec.gov. If necessary, Kodak stockholders may obtain a written copy of the proxy statement for the special meeting by contacting Equiserve at 1-800-253-6057. Kodak optionholders may obtain a written copy of the tender offer statement, when available, by contacting the Stock Option Exchange Hotline, Eastman Kodak Company, 343 State Street, Rochester, N.Y. 14650-1112.



Editor's Note: For additional information about Kodak, visit our web site on the Internet at: www.kodak.com/ 2001